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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*

                       KELLER MANUFACTURING COMPANY, INC.
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                   48767A 10 9
                                 (CUSIP Number)


                                  August 27, 2003
             (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]      Rule 13d-1(b)
                  [X]      Rule 13d-1(c)
                  [ ]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13G
                              CUSIP NO. 48767A 10 9
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(1)      Names of Reporting Persons...........................J. David Grissom

         I.R.S. Identification Nos. of
         Above Persons (entities only).........................

(2)      Check the Appropriate Box
         if a Member of a Group
         (See Instructions).............................(a) [ ]
                                                        (b) [ ]

(3)      SEC Use Only. . . . . . . . . . . . .

(4)      CITIZENSHIP OR PLACE OF ORGANIZATION.............................U.S.

Number of Shares Beneficially
Owned by Each Reporting Person
With:

         (5)      Sole Voting Power................................398,780
         (6)      Shared Voting Power....................................0
         (7)      Sole Dispositive Power...........................398,780
         (8)      Shared Dispositive Power...............................0

(9)      Aggregate Amount Beneficially
         Owned by Each Reporting Person............................398,780

(10)     Check if the Aggregate Amount
         in Row (9) Excludes Certain
         Shares (See Instructions).........................................[ ]

(11)     Percent of Class Represented
         by Amount in Row 9                                             7.70%

(12)     Type of Reporting Person (See
         Instructions)......................................................IN


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                                  SCHEDULE 13G
                              CUSIP NO. 48767A 10 9
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ITEM 1(a).  NAME OF ISSUER:

     Keller Manufacturing Company, Inc.


ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

     701 N. Water Street
     Corydon, IN 47112


ITEM 2(a).  NAME OF PERSON FILING:

     J. David Grissom


ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
RESIDENCE:

     Suite 2000
     4969 U.S. Highway 42
     Louisville, KY 40222


ITEM 2(c).  CITIZENSHIP:

     U.S.


ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

     Common Stock


ITEM 2(e).  CUSIP NUMBER:

     48767A 10 9



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                                  SCHEDULE 13G
                              CUSIP NO. 48767A 10 9
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ITEM 3. IF THIS  STATEMENT  IS  FILED  PURSUANT  TO  SECTIONS  240.13d-1(b)   OR
240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

         (a)      [ ] Broker or Dealer  registered  under  section 15 of the Act
                      (15 U.S.C. 78o).

         (b)      [ ] Bank as defined  in Section  3(a)(6) of the Act (15 U.S.C.
                      78c).

         (c)      [ ] Insurance  Company as defined in Section  3(a)(19) of the
                      Act (15 U.S.C. 78c).

         (d)      [ ] Investment  Company  registered  under  Section  8 of the
                      Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e)      [ ] An  investment   adviser  in  accordance   with  Section
                      240.13d-1(b)(1)(ii)(E).

         (f)      [ ] An employee  benefit plan or endowment  fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

         (g)      [ ] A parent  holding  company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).

         (h)      [ ] A savings  association  as defined in Section  3(b) of the
                      Federal Deposit Insurance Act (12 U.S.C. 1813).

         (i)      [ ] A church plan that is excluded  from the  definition of an
                      investment   company   under  Section   3(c)(14)  of   the
                      Investment Company Act of 1940 (15 U.S.C. 80a-3).

         (j)      [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Section 240.13d-1(c), check this box. [X]


ITEM 4.  OWNERSHIP.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.


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                                  SCHEDULE 13G
                              CUSIP NO. 48767A 10 9
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         (a)  Amount Beneficially Owned:  398,780

         (b)  Percent of Class:  7.70%

         (c) Number of shares as to which the person has:

                  (i) Sole power to vote or to direct the vote

                      398,780


                 (ii) Shared power to vote or to direct the vote

                      0


                (iii) Sole power to dispose or to direct the disposition of

                      398,780


                 (iv) Shared power to dispose or to direct the disposition of



Instruction.          For  computations  regarding  securities  which  represent
                      a right  to   acquire  an  underlying security see Section
                      240.13d-3(d)(1).



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                                  SCHEDULE 13G
                              CUSIP NO. 48767A 10 9
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ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
         PERSON.

         If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
         HOLDING COMPANY.

         If a parent holding company has filed this Schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this Schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

         Not applicable.

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                                  SCHEDULE 13G
                              CUSIP NO. 48767A 10 9
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ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
         GROUP.

         If  a    group   has   filed   this  Schedule   pursuant   to   Section
240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this Schedule pursuant to Section 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

         Not applicable.


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

         Not applicable.


ITEM 10. CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transacton having that purpose or effect.



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                                  SCHEDULE 13G
                              CUSIP NO. 48767A 10 9
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                                   SIGNATURE.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




September 4, 2003                    /S/ PATRICK W. MATTINGLY
                                     J. David Grissom by Patrick W. Mattingly,
                                     as Attorney-in-Fact pursuant to a Power
                                     of Attorney, dated September 2nd, 2003
                                     in the form attached hereto






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                                POWER OF ATTORNEY

         Know all by these presents, that the undersigned hereby constitutes and appoints Stewart E. Conner and Patrick W. Mattingly, and each of them, the undersigned's true and lawful attorneys-in-fact, to:

         (1) execute for and on behalf of the undersigned any and all forms, reports and statements (including Schedules 13G and 13D and amendments thereto and Forms 3, 4, and 5 and amendments thereto) required or permitted to be filed by the undersigned pursuant to Section 13 and Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder, as a result of the undersigned's status as an officer, director, and/or principal stockholder of Keller Manufacturing Company, Inc. (the "Company").

         (2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such form, report and/or statement and timely file such form, report and/or statement with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

         (3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorneys-in-fact, and each of them, may be of benefit to, in the best interest of, or legally required by, the
undersigned,   it  being   understood  that  the  documents   executed  by  such
attorneys-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such items and conditions as such attorneys-in-fact may approve in their individual discretion.

         The undersigned hereby grants to such attorneys-in-fact, and each of them, full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorneys-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with Section 13 or Section 16 of the Securities Exchange Act of 1934.

         This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file any form, report or statement with respect to the undersigned's ownership of, transactions in and equity-based swap agreements involving securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

         IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 2nd day of September, 2003.


                                /S/ J. DAVID GRISSOM
                                J. David Grissom